UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)
and Amendments Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No.  )*
Integrated Healthcare Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45821T 10 8

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
96,000,000
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
96,000,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
33.0% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1	The percentages used herein and in the rest of this Schedule 13D are calculated based upon 195,307,262 shares outstanding as of February 8, 2010, as reported in the Issuer's Form 10-Q filed on February 11, 2010, and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
96,000,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 96,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
33.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
96,000,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 96,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
33.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”) of Integrated Healthcare Holdings, Inc. (the “Issuer”).  The principal executive officers of the Issuer are located at 1301 N. Tustin Avenue, Santa Ana, California 92705.

Item 2.  Identity and Background

(a) This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership of warrants to purchase Common Stock (the “Warrants”) by Silver Point Capital Fund, L.P., a Delaware limited partnership, Silver Point C & I Opportunity Fund, L.P., a Delaware limited partnership and Silver Point C & I Opportunity Fund, Ltd., a Cayman Islands company (together, the “Funds”). Silver Point is the investment manager of the Funds and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the exercise of the Warrants held by the Funds. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the exercise of the Warrants held by the Funds. Mr. Edward A. Mulé and Mr. Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock issuable upon the exercise of the Warrants held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 23, 2010, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, CT 06830.

(c) The principal business of Silver Point is serving as the investment manager for investment funds, including the Funds.  The principal business of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is serving as members of Management and managing other affiliated entities, including Silver Point.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Silver Point is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Mule and O'Shea is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

As described in Item 4 below, the Warrants were issued by the Issuer in connection with the purchase by certain affiliates of Silver Point of interests in credit agreements to which the Issuer is a party.

Item 4.  Purpose of Transaction

Previously, the Issuer, its subsidiaries and Medical Capital Corporation and certain of its affiliates (“MedCap”) were parties to a number of credit agreements (the “Credit Agreements”) through which MedCap was the primary lender to the Issuer.  On or about August 3, 2009, MedCap was placed into receivership by the United States Securities and Exchange Commission, following allegations that MedCap had misappropriated investor funds and made misrepresentations to investors. The U.S. District Court for the Central District of California appointed a receiver, Thomas A. Seaman (the “Receiver”) over MedCap.

On January 13, 2010, the Receiver and KPC Resolution Company, LLC (“KPC”) entered into a Loan Purchase and Sale Agreement (which Loan Purchase and Sale Agreement was amended on March 23, 2010, April 2, 2010 and April 8, 2010) whereby KPC agreed to purchase all of the Credit Agreements from the Receiver for $70,000,000.  Concurrent with the closing of the Loan Purchase Agreement on April 13, 2010, KPC sold its interest in the Credit Agreements to certain affiliates of Silver Point (the “Silver Point Affiliates”), and KPC purchased from the Silver Point Affiliates a participation interest in the Credit Agreements.  In addition, on April 13, 2010, the Issuer and certain of its subsidiaries entered into an Omnibus Credit Agreement Amendment with the Silver Point Affiliates, whereby the Credit Agreements were amended.

Concurrent with the closing of the Loan Purchase Agreement and the effectiveness of the Omnibus Credit Agreement Amendment on April 13, 2010, the Issuer issued to the Silver Point Affiliates or their designees the Warrants, which permit the holders to purchase up to 96,000,000 shares (in aggregate) of Common Stock at an exercise price of $0.07 per share.  The Warrants contain customary anti-dilution provisions, as well as pre-emptive rights, registration rights and information rights.  This description of the Warrants is qualified in its entirety by reference to the specific warrant agreements, copies of which are attached as Exhibits 2 and 3 and incorporated herein by reference.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law, to (i) purchase shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the Warrants or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Warrants or Common Stock or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer's outstanding Common Stock.

In addition, the Reporting Persons may exercise from time to time their various respective rights to purchase Common Stock as described in this Schedule 13D, as well as the other rights conferred by the Warrants.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own the Warrants, which are immediately exercisable for 96,000,000 shares of Common Stock.  There were 195,307,262 shares of Common Stock outstanding as of February 8, 2010, as reported in the Issuer’s Form 10-Q filed on February 11, 2010.  Beneficial ownership of the Warrants represents beneficial ownership of approximately 33.0% of the shares of Common Stock that would be outstanding upon exercise of the Warrants.

(b) Silver Point has sole voting and dispositive power with respect to the reported securities.  Messrs. Mulé and O'Shea may be deemed to have shared voting and dispositive power with respect thereto by reason of their status as managers of the general partner of Silver Point.

(c) Except as disclosed in response to Item 4 above, which information is incorporated herein by reference, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d)   Inapplicable.

(e)   Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

Exhibit 1 - Joint Filing Agreement, dated as of April 23, 2010, by and among the Reporting Persons

Exhibit 2 - Warrant to purchase 79,182,635 shares of common stock, dated April 13, 2010, issued to SPCP Group, LLC

Exhibit 3 - Warrant to purchase 16,817,365 shares of common stock, dated April 13, 2010, issued to SPCP Group IV, LLC

SIGNATURES

    After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     April 23, 2010

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel

Name:	Frederick H. Fogel

Its:	Authorized Signatory

/s/ Edward A. Mulé Edward A. Mulé, individually

/s/ Robert J. O'Shea Robert J. O'Shea, individually

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

    (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

    (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 23, 2010

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel

Name:	Frederick H. Fogel

Its:	Authorized Signatory

/s/ Edward A. Mulé Edward A. Mulé, individually

/s/ Robert J. O'Shea Robert J. O'Shea, individually

Exhibit 2

Exhibit 3